

Mail Stop 4546

July 21, 2017

Britt M. Jensen
President and Chief Executive Officer
Zealand Pharma A/S
Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

> **Re:** **Zealand Pharma A/S**
> **Registration Statement on Form F-1**
> **Filed July 6, 2017**
> **File No. 333-219184**

Dear Ms. Jensen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1. We note your response to our prior comment 1. However, on page 190 you state that "[t]he initial public offering price will be determined by negotiations between us and the representatives" and you list multiple factors that you will consider in setting the offering price. Please revise your disclosure on page 190 to reflect that you expect the initial public offering price to be substantially similar to the home market trading price, or, in the alternative, please disclose a bona fide price range on the prospectus cover page or a percentage range based on the home market trading price within which you intend to price the securities.

Prospectus Summary, page 1

2.   We note your statement on page 6 and elsewhere that "dasiglucagon was observed to be safe…." as well as a similar statement about glepaglutide appearing on page 109. Because approval of the U.S. Food and Drug Administration and other comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is safe, it is premature for you to describe or suggest that your product candidates are safe. Accordingly, please revise these statements.

Exhibits 8.1 and 8.2

3.   We note that you intend to file legal opinions relating to certain tax matters. To the extent that you intend to file short-form tax opinions, please revise your disclosure in the prospectus to provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also remove language stating that "generally" certain tax consequences will apply or that the disclosure in these sections is a general summary. The short-form opinion and the disclosure in the prospectus both must clearly state that it is the opinion of counsel. For guidance, please refer to Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha McCullom at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Kristopher D. Brown
        Dechert LLP